Baker& Hostetler LLP
312 Walnut Street
Suite 3200
Cincinnati, OH 45202-4074
T 513.929.3400
F 513.929.0303
www.bakerlaw.com
Eleni V. Stratigeas
direct dial: 513.929.3413
estratigeas@bakerlaw.com
November 9, 2006

VIA EDGAR AND DHL

Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-6010
Re:	DCP Holding Company Amendment No. 3 to Registration Statement on Form 10-12G Filed November 9, 2006 File No. 0-51954
Dear Mr. Riedler:
On behalf of DCP Holding Company (the “Company”), this letter responds to the Staff’s comment letter dated October 13, 2006 regarding the captioned Registration Statement. The Company’s responses are numbered to correspond to the numbering of the comments in the Staff’s letter. All responses to the Staff’s comments are set forth herein or in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which has been filed with the Commission today via EDGAR. We are delivering courtesy copies of a marked version of Amendment No. 3 to James Peklenk, James Atkinson, Sonia Barros and you by hand delivery. All page number references in the text of the following responses are to page numbers in the filed version of Amendment No. 3.
Item 15. Financial Statements and Exhibits
1.	It appears that Exhibit 10.4 as filed is incomplete. The text of the exhibit refers to “Schedules” which have not been filed with the exhibit. Please file the entire exhibit, including schedules, appendices or other attachments.

As requested, the final equipment schedules, each dated January 31, 2005, have been filed as part of Exhibit 10.4.

Jeffrey P. Riedler
Securities and Exchange Commission
November 9, 2006

2.	It also appears that you may not have included as exhibits to the registration statement extensions or amendments to Exhibit 10.4. On page 8 you refer to the master equipment lease commencing on January 31, 2005. The agreement filed as Exhibit 10.4 is dated October 1, 2004. Please file as exhibits any extensions or amendments to Exhibit 10.4. If the master equipment lease referenced on page 8 is a different material contract than Exhibit 10.4, then please file that agreement as a separate exhibit to the registration statement.

The master equipment lease, which was filed as Exhibit 10.4, is dated October 1, 2004. However, each lease term with respect to the equipment and software leased thereunder did not commence until January 31, 2005. Each equipment schedule filed in response to the Staff’s comment number 1 sets forth in section 2(a) thereof the lease term commencement date. Disclosure has been added that clarifies the distinction between the date of the master equipment lease and the commencement of each lease term.
Financial Statements — December 31, 2005
1. General Information and Summary of Significant Accounting Policies, page F-8
Premium Revenue, page F-9
Self-Insured, page F-9
3.	Refer to your response to comment 12. Please revise your disclosure in this note to include a discussion of the other factors that led you to determine that gross presentation was appropriate similar to what you provided in your response.

The requested disclosure has been added.
The Company believes that the foregoing is responsive to the Staff’s comments. If the staff has any questions or comments regarding this filing, please call the undersigned at (513) 929-3413 or Eric J. Geppert of this office at (513) 929-3405.
Sincerely,
/s/ Eleni Vatsis Stratigeas
cc:	James Peklenk James Atkinson Sonia Barros Anthony A. Cook Robert C. Hodgkins, Jr. Thomas W. Kahle Eric J. Geppert